Mail Stop 6010

							June 22, 2005


James F. Cleary, Jr.
President and Chief Executive Officer
MWI Veterinary Supply, Inc.
651 S. Stratford Drive, Suite 100
Meridan, Idaho  83642

Re:	MWI Veterinary Supply, Inc.
	Amendment No. 1 to the Registration Statement on Form S-1
	File No. 333-124264

Dear Mr. Cleary:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Summary Consolidated Financial and Operating Data, page 7
1. We note your response to comment 7; however, we continue to believe that EBITDA is a non-GAAP measure that eliminates recurring items. Since the items excluded from EBITDA are significant components of your business, the financial impact of these items will not disappear or become immaterial in the future. While Item 10(e) of
Regulation S-K does not expressly prohibit the removal of recurring items, Answer 8 of "Frequently Asked Questions Regarding the Use of
Non-GAAP Financial Measures" indicates that registrants must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if that measure is used to evaluate performance. Your disclosures do not meet the burden as illustrated in Answer 8 of the Non-GAAP FAQ. Answer 8 further states that it is permissible, and may be necessary, to identify, discuss, and analyze material items, whether they are recurring or non-recurring, in MD&A and it may be necessary to discuss the nature of such items and their significance to an investor in evaluating the company`s results of operations. Therefore, we believe that material items such as depreciation, amortization, interest expense and income taxes should be discussed in MD&A but should not be eliminated or adjusted in connection with a non-GAAP measure. Please revise your disclosures here and throughout the document to delete your presentation of EBITDA or provide us with additional information to demonstrate why
EBITDA provides useful information to investors.

Management`s Discussion and Analysis of Financial Condition, page
28

Results of Operations, page 30
2. We acknowledge your response to comment 26; however, we continue to believe that the combination of the predecessor and successor statements of operations is akin to a pooling of interests, which does not comply with GAAP. Please revise your tabular presentation and the related underlying discussion of your results of operations to separately distinguish the predecessor and successor financial information and remove any subtotals of the predecessor and successor.

Underwriting, page 72

3. We note your response to comment 40 and your supplemental response regarding the posting of electronic versions of the preliminary prospectus and amendments on the "i-Deal" website. Please provide us with screen shots of the site as well as any proposed emails that may be sent to investors of MWI Veterinary Supply Inc. We may have further comments.

Notes to Consolidated Financial Statements

Note 1. Formation and Acquisition, page F-8
4. We have read your response to comment 42, but we have additional comments regarding whether or not your acquisition of MWI Veterinary
Supply Co. was a related party transaction. We note from your disclosures in "Certain Relationship and Related Party Transactions" that Bruckmann, Rosser, Sherrill & Co. II, LP (BRS) and two co-investors purchased stock in your company for $19.6 million for purposes of financing the acquisition of MWI Veterinary Supply Co. Additionally, we note that Bruckmann and Sherrill are members of your board of directors. We also note that you purchased stock in MWI Veterinary Supply Co. from Agri-Beef. We note that Agri-Beef is currently controlled 92% by Mr. Rebholtz, one of your directors, and that Mrs. Cleary, the wife of your President and CEO along with Mr.
Rebholtz and Mrs. Cleary`s mother, currently control 94% of the outstanding stock of Agri Beef Co. Based on these factors, we request the following:

* Please clarify to us and in the filing why, at the time of the transaction, the acquisition did not qualify as a related party transaction.
* Please clarify the ownership percentages for each stockholder of each entity involved in the transaction, at the time of the transaction.
* If related parties acquired control of Agri Beef Co. after the transaction, please tell us the circumstances that resulted in that change in control.
* You state in your response that BRS, an unrelated party, acquired
MWI Veterinary Supply Co. from Agri Beef. This appears to conflict with the disclosure in "Certain Relationship and Related Party Transactions" that indicates that BRS financed your acquisition of MWI Veterinary Supply Co. In addition, it does not appear that BRS was an unrelated party since BRS consisted of members of your board of directors. Please clarify.

Note 2. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-10
5. We note on pages 1 and 47 that you provide products and
services
and earn commissions.   Please address the following comments:

a.)	Tell us what consideration was given to separately disclosing products and services on the face of the statements of operations and revise as applicable. Refer to Rule 5-03(b) of Regulation S-X.

b.)	Disclose your revenue recognition policy for services
provided
and commissions earned.

c.) 	We note on page 28 that you have two types of revenue
arrangements and that you record buy/sell arrangements gross and agency arrangements net. Please provide us with an analysis of the different arrangements and clarify to us why you record some revenue gross and some revenue net. Refer to EITF 99-19 in your response.

d.)	Tell us and consider clarifying in the filing how you
addressed
EITF 00-21 for your sales of products and services.

e.)	Revise the statements of operations for all periods presented to
delete your reference to the agency gross billings amounts.

Note 11. Sale of Subsidiary Stock, page F-21
6. Please disclose significant related party transactions on the face of your financial statements. Refer to Rule 4-08(k) of Regulation S-
X.

Note 14. Subsequent Events, page F-22
7. Please provide to us, supplementally, your significance test calculations related to your acquisition of Vetpo Distributors, Inc.
that support your determination to exclude the financial statements and pro forma information prescribed by Item 3-05 and Article 11 of
Regulation S-X.

*	*	*

      File a pre-effective amendment in response to these comments.
Provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter.
The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the registration statement file number.
We may have comments after reviewing revised materials and your responses.

      Submit your request for acceleration at least two business days prior to the requested effective date.

      You may contact Amy Bruckner at (202) 551-3657 or Mary Mast at
(202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, John Krug, Senior Attorney at (202) 551-
3862 or me at (202) 551-3710 with any other questions.

								Sincerely,



								Jeffrey Riedler
									Assistant Director


cc:  	James A. Lebovitz, Esq.
	Stephen M. Leitzell, Esq.
	Dechert LLP
	4000 Bell Atlantic Tower
	1717 Arch Street
	Philadelphia, PA  19103





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